Exhibit 4.4

English Translation
Trademark License Agreement

The Licensor:	Lianchuang Technology Company Limited

The Licensee:	Linkage Technology (Nanjing) Co., Ltd.
Pursuant to the Trademark Law of the People’s Republic of China and its implementing rules, the two parties have reached an agreement to sign this trademark license agreement (the “Agreement”).
1.	The Licensor hereby grants to the Licensee a license to use its trademark with a number of Column A at all kinds of commodities in Column B (the “licensed commodities”) including computer, portable computer, recorded computer program, data processing equipment, inner communicating device, computer memory and etc.

The trademark sign is: Column C
2.	The term of the license is from Column D. The two parties may renew the license agreement upon expiration.
3.	The Licensor has the right to supervise the quality of the commodities using the licensed trademark and the Licensee shall guarantee the quality of the commodities using the licensed trademark. The specific measures are to be negotiated by the two parties.
4.	The Licensee must identify its company name and the origin of the commodities on which the licensed trademark are used.
5.	The Licensee can not change any of the word, graph or their combinations of the registered trademarks and the Licensee shall only use the registered trademark on the licensed commodities.
6.	The Licensee shall have no right to license or sub-license any of the trademarks to any third party in whatever form unless it has been authorized by the Licensor.

7.	The trademark sign shall be provided by the Licensor.
8.	The license fee and the payment: to be negotiated by the two parties.

9.   The amendment and termination of the Agreement is to be negotiated by the two parties.
10. If the Agreement is amended or terminated, the two parties shall go through relevant formalities at the trademark bureau within one month after the amendment or termination.
11. Default responsibility: to be negotiated by the two parties.
12. Dispute resolution: to be negotiated by the two parties.
The Agreement has three counterparts and shall become effective upon execution.

The Licensor:
/s/ Lianchuang Technology Company Limited Lianchuang Technology Company Limited

The Licensee:
/s/ Linkage Technology (Nanjing) Co., Ltd. Linkage Technology (Nanjing) Co., Ltd.
Date: October 10, 2008

	Column A	Column B	Column C	Column D
1	1343759	Category 9: including computer, portable computer, recorded computer program, data processing equipment, inner communicating device, computer memory and etc		October 10, 2008 to December 13, 2009

2	1343758	Category 9: including computer, portable computer, recorded computer program, data processing equipment, inner communicating device, computer memory and etc		October 10, 2008 to December 13, 2009

3	1324893	Category 38: Computer terminal communication, telecom information, computer aided information and image transmission, information transfer, fiber-optic communication		October 10, 2008 to December 13, 2009

4	1324895	Category 38: Computer terminal communication, telecom information, computer aided information and image transmission, information transfer, fiber-optic communication		October 10, 2008 to December 13, 2009

5	1332432	Category 42: Computer programming		October 10¡A 2008 to November 6, 2009

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